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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         The Spectranetics Corporation
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                                (Name of Issuer)

                                    Delaware
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                        (State of Incorporation of Issuer)

                      Common Stock, $.001 par value per share
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                          (Title of Class of Securities)

                                     84760C107
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                                  (CUSIP Number)

                              John L. Ruppert, Esq.
                         Brownstein Hyatt & Farber, P.C.
                           410 17th Street, Suite 2200
                              Denver, Colorado 80202
                                  (303) 223-1100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                   June 17, 2002
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               (Date of Event which Requires Filing of this Statement)


                If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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 (1) Names of Reporting Persons.

     SHARON L. SWEET
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds

     PF
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     / /
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 (6) Citizenship or Place of Organization

     USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
 Person With                      5,015 shares of Common Stock; and

                                  36,050 shares of Common Stock that may be
                                  acquired upon the exercise of Option Shares.
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  41,065 shares of Common Stock (including
                                  33,706 Option Shares)
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     51,065 shares of Common Stock.
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(13) Percent of Class Represented by Amount in Row (11)

     0.2%
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JOSEPH A. LARGEY

On May 13, 2002, Joseph Largey, Paul Samek, Lawrence Martel, Bruce Ross, Christopher Reiser, Adrian Elfe, Steven W. Sweet, Lawrence McKinely and Sharon
L. Sweet (the "Reporting Group") filed with the Commission their Statement on
Schedule 13D (the "Schedule 13D"). On May 16, 2002, Joseph Largey, Paul Samek, Steven W. Sweet, Lawrence McKinely and Sharon L. Sweet (the "Sweet Group") filed with the Commission their Statement on Schedule 13D/A - Amendment No. 1 ("Amendment No. 1") which amended and restated the Schedule 13D to, among other things, remove Messrs. Martel, Ross, Reiser and Elfe from the Reporting Group.

This Schedule 13D/A - Amendment No. 2 ("Amendment No. 2") reflects certain material changes in the information set forth in the Schedule 13D as amended and restated by Amendment No. 1, including but not limited to (a) the Agreement of Compromise and Settlement between each member of the Sweet Group, on the one hand, and the Issuer and Emile Geisenheimer, on the other hand (the "Settlement Agreement"), along with the documents contemplated therein (together the "Settlement Documents"), and (b) the Settlement Terms (as defined below).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended and restated by Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (b)      4865 Longwood Point, Colorado Springs, CO 80906
         (c) Present Principal Occupation: In connection with the Settlement Documents, Mr. Largey resigned as a Director of the Issuer effective June 17, 2002.
         (e) During the last 5 years, Mr. Largey has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 6. below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The reporting person may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 1,571,871 shares of the Issuer's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Settlement Agreement, the Board of Directors of the Issuer (the "Board") adopted an advance notice bylaw, which provides that a stockholder must give timely notice in writing to the secretary of the Issuer of any

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         nominations or other business to be properly brought before an annual meeting of stockholders. In order to assure no further expenditure of funds on a proxy contest, the effectiveness of the Settlement Documents was conditioned on the absence of any additional nominations of director candidates in connection with the annual meeting of stockholders of the Issuer (the "Annual Meeting"), which the Issuer publicly announced on June 7, 2002 to be scheduled for August 5, 2002. The Issuer did not receive any stockholder nominations by the expiration of the advance notice period and thus the Settlement Documents became effective on June 17, 2002 (the "Effective Date").

         The terms of the Settlement Documents include the following (the "Settlement Terms"):

         o The Sweet Group withdrew its director nominees as well as the other matters it proposed for the Annual Meeting and agreed to vote for the election of Messrs. Geisenheimer and Schulte to the Board.
         o Two positions on the Board will be filled by two new directors who are unaffiliated with, and independent of, any of the Company's current directors and the Sweet Group. One new unaffiliated director will serve a term of two years and one new unaffiliated director will serve a term of one year, each subject to re-election in accordance with the Issuer's By-laws, as amended. The new directors will replace Mr. Largey and another current member of the Board. Mr. Largey resigned as of the Effective Date and the other director will retire from the Board upon the appointment of a replacement director. Heidrick & Struggles, a nationally recognized executive recruiting firm, was retained by the Issuer to assist in identifying the new directors. Each new director will be subject to the approval in good faith of the Board and Mr. Sweet (and no other party), which approval shall not be unreasonably withheld.
         o The Issuer retained a nationally recognized consultant to recommend a program for equity incentives, including stock options, for outside directors. The Issuer agreed to submit the program recommended by the independent consultant to a vote of the stockholders. The Sweet Group agreed to vote in favor of the program based on the recommendation of the outside consultant.
         o Settlement of all claims between the Issuer and Messrs. Largey and Samek and Ms. Sweet:
         o Mr. Largey executed a letter of resignation, resigning from the Board as of the Effective Date. In addition, Mr. Largey and the Issuer entered into a separation agreement, pursuant to which Mr. Largey will receive severance payments in the aggregate amount of $290,000 payable in 12 equal monthly installments and the Issuer will pay that portion of his medical and dental insurance for up to 12 months following his separation date equal to the amount the Issuer would have paid for medical and dental insurance if Mr. Largey had been employed by the Issuer during such period. Mr. Largey's options to purchase Common Stock will continue to vest for a period of 12 months following his separation date,

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              and must be exercised within such 12 month period or such options will terminate. Mr. Largey retained title to two life insurance policies in his name and agreed to reimburse the Issuer $260 for premiums paid by the Issuer on one such policy. Mr. Largey also reimbursed the Issuer for certain expenses in the amount of $18,733 previously paid directly by the Company.
         o Mr. Samek and the Issuer entered into a separation agreement, pursuant to which Mr. Samek will receive severance payments in the aggregate amount of $183,000 payable in 12 equal monthly installments and the Issuer will the Issuer will pay that portion of his medical and dental insurance for up to 12 months following his separation date equal to the amount the Issuer would have paid for medical and dental insurance if Mr. Samek had been employed by the Issuer during such period. Mr. Samek's options to purchase Common Stock will continue to vest for a period of 12 months following his separation date, and must be exercised within such 12 month period or such options will terminate.
         o Ms. Sweet executed a resignation letter, resigning as Vice President, Corporate Relations as of the Effective Date. In addition, Ms. Sweet and the Issuer entered into a separation agreement pursuant to which Ms. Sweet will receive severance payments in the aggregate amount of $57,440 payable in six equal monthly installments and the Issuer will pay that portion of her medical and dental insurance for up to six months following her separation date equal to the amount the Issuer would have paid for medical and dental insurance if Ms. Sweet had been employed by the Issuer during such period. Ms. Sweet's options to purchase Common Stock will continue to vest for a period of six months following the effective date, and must be exercised within 12 months of the Effective Date.

         o The members of the Sweet Group agreed not to take the following actions for a period of four years following the execution of the Settlement Agreement:
              o acquire beneficial ownership of, encourage another person to acquire, or advise another person with respect to the acquisition of, additional shares of Common Stock;
              o solicit, encourage another person to solicit, advise another person with respect to the solicitation of, or become a participant in or otherwise engage in any solicitation of proxies or consents related to securities of the SPNC;
              o advise or seek to advise any person with respect to the voting of any SPNC securities;
              o submit, encourage another person to submit, advise or assist another person with respect to the submission of, or otherwise participate, endorse or facilitate any nomination or proposals to SPNC or the holders of SPNC securities for consideration at any annual meeting of holders of SPNC securities or by written consent of holders of SPNC securities;
              o take any action to request a special meeting of the holders of SPNC securities;

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              o   engage in, or offer, agree or propose to engage in, any
                  acquisition of the Issuer or substantially all of its assets, or arrange or participate in the financing for any similar transaction;
              o act to seek representation on the Board of Directors of the Company, to seek the removal of any members of, or a change in the composition or size of the Board, or to generally acquire control of SPNC or any of its securities; or
              o publicly disclose any intent, purpose, plan or proposal with respect to the Company, the Board, its management, policies or affairs or any of its securities or assets, or take any action that could require the Issuer to make any public announcement of any such intent, purpose, plan or proposal.
         o The Issuer reimbursed Mr. Sweet for up to $100,000 of his legal and other expenses in connection with the Sweet Group's campaign (including costs related to the Settlement Agreement), and also reimbursed Ms. Sweet for up to $5,000 of her legal expenses in connection with her resignation from the Company.

         The foregoing summary of the terms of the Settlement Agreement, and the exhibits thereto, is qualified in its entirety by reference to the Settlement Documents attached hereto as Exhibits.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 10.1 Exhibits 3.2(a), 10.26 and 99.1 to the Issuer's Current Report on Form 8-K are hereby incorporated by reference.

PAUL C. SAMEK

On May 13, 2002, the Reporting Group filed with the Commission their Schedule 13D. On May 16, 2002, the Sweet Group filed with the Commission their Amendment No. 1 which amended and restated the Schedule 13D to, among other things, remove Messrs. Martel, Ross, Reiser and Elfe from the Reporting Group.

This Amendment No. 2 reflects certain material changes in the information set forth in the Schedule 13D as amended and restated by Amendment No. 1, including but not limited to (a) the Settlement Documents and (b) the Settlement Terms.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended and restated by Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (e) During the last 5 years, Mr. Samek has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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                  mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 5.  INTEREST OF THE SECURITIES OF THE ISSUER

         See Item 5 of this Amendment No. 2 for Joseph A. Largey, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Item 7 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

STEVEN W. SWEET

On May 13, 2002, the Reporting Group filed with the Commission their Schedule 13D. On May 16, 2002, the Sweet Group filed with the Commission their Amendment No. 1 which amended and restated the Schedule 13D to, among other things, remove Messrs. Martel, Ross, Reiser and Elfe from the Reporting Group.

This Amendment No. 2 reflects certain material changes in the information set forth in the Schedule 13D as amended and restated by Amendment No. 1, including but not limited to (a) the Settlement Documents and (b) the Settlement Terms.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended and restated by Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (e) During the last 5 years, Mr. Sweet has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

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         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 5.  INTEREST OF THE SECURITIES OF THE ISSUER

         See Item 5 of this Amendment No. 2 for Joseph A. Largey, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Item 7 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

LAWRENCE R. MCKINLEY

On May 13, 2002, the Reporting Group filed with the Commission their Schedule 13D. On May 16, 2002, the Sweet Group filed with the Commission their Amendment No. 1 which amended and restated the Schedule 13D to, among other things, remove Messrs. Martel, Ross, Reiser and Elfe from the Reporting Group.

This Amendment No. 2 reflects certain material changes in the information set forth in the Schedule 13D as amended and restated by Amendment No. 1, including but not limited to (a) the Settlement Documents and (b) the Settlement Terms.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended and restated by Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (e) During the last 5 years, Mr. McKinley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 5.  INTEREST OF THE SECURITIES OF THE ISSUER

         See Item 5 of this Amendment No. 2 for Joseph A. Largey, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Item 7 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

SHARON L. SWEET

On May 13, 2002, the Reporting Group filed with the Commission their Schedule 13D. On May 16, 2002, the Sweet Group filed with the Commission their Amendment No. 1 which amended and restated the Schedule 13D to, among other things, remove Messrs. Martel, Ross, Reiser and Elfe from the Reporting Group.

This Amendment No. 2 reflects certain material changes in the information set forth in the Schedule 13D as amended and restated by Amendment No. 1, including but not limited to (a) the Settlement Documents and (b) the Settlement Terms.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended and restated by Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (e) During the last 5 years, Ms. Sweet has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.

ITEM 5.  INTEREST OF THE SECURITIES OF THE ISSUER

         See Item 5 of this Amendment No. 2 for Joseph A. Largey, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 6 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.


         *Amendement No. 1 provided that Sharon Sweet "may solicit proxies" related to Mr. Sweet's proposed slate of director. This information was incorrect; specifically, Ms. Sweet intended not to solicit proxies relating to the Issuer. Under the Settlement Documents, Ms. Sweet agreed with the Issuer not to do so for a period of four years.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Item 7 of this Amendment No. 2, for Joseph A. Largey, which is incorporated herein by reference.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  JOSEPH A. LARGEY


Date: June 28, 2002                     By:       /s/ Joseph A. Largey
                                                  ------------------------------
                                                  Joseph A. Largey




                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.ss.1001).


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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              PAUL C. SAMEK


Date: June 28, 2002                By:        /s/ Paul C. Samek
                                              ---------------------------------
                                              Paul C. Samek




                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.ss.1001).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     STEVEN W. SWEET


Date: June 28, 2002                      By:         /s/ Steven W. Sweet
                                                     ---------------------------
                                                     Steven W. Sweet





                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.ss.1001).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     LAWRENCE R. MCKINLEY


Date: June 28, 2002                      By:         /s/ Lawrence R. McKinley
                                                     ---------------------------
                                                     Lawrence R. McKinley




                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.ss.1001).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     SHARON L. SWEET


Date: June 28, 2002                      By:         /s/ Sharon L. Sweet
                                                     --------------------------
                                                     Sharon L. Sweet




                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.ss.1001).